Relevant part of the Minutes of Central Puerto S.A. Board of Directors’ Meeting held on November 11, 2020

Minutes No. 354: In the City of Buenos Aires, on November 11, 2020, the Board of Directors of CENTRAL PUERTO S.A. (the “Company” or “CPSA”, indistinctly) meets, with the presence of Directors Osvaldo RECA, Marcelo Atilio SUVA, Miguel DODERO, José Luis MOREA, Juan José SALAS, Diego PETRACCHI, Tomás PERES, Tomás WHITE, Cristian LOPEZ SAUBIDET, Jorge Eduardo VILLEGAS and Guillermo PONS. Also present are Messrs. Carlos César HALLADJIAN, Eduardo EROSA and Juan NICHOLSON, members of the Company’s Statutory Audit Committee. Mr. Marinaro informs that this meeting is held via videoconference, taking into consideration the provisions of: (1) the Decree of Necessity and Urgency No. 297/2020 (“Decree 297”) and further supplementary regulations and amendments by the Argentine Executive Branch, adopted within the context of the pandemic declared by the World Health Organization (WHO), the Health Emergency declared by Decree No. 260/20 and its amendments, and in view of the evolution of the epidemic situation related to the CORONAVIRUS – COVID-19, (2) the obligations stemming from the last Decree of Necessity and Urgency 875/20 (“Decree 875”) by the Argentine Executive Branch and the recommendations of the Superintendency of Work Risks (“SRT” for its acronym in Spanish), among others, regarding the capacity and distancing of persons in enclosed spaces and, (3) Section 23 of the Bylaws of CPSA, which establishes that the Board of Directors is entitled to hold meetings with its members communicated by videoconference. Quorum being present to validly hold the meeting, it commences at 11.00 am. Then, the (…) second item on the Agenda is open for discussion: 2) APPROVAL OF THE CONSOLIDATED INCOME STATEMENT AND COMPREHENSIVE INCOME STATEMENT, CONSOLIDATED STATEMENT OF FINANCIAL POSITION, CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY, CONSOLIDATED CASH FLOW STATEMENT, COMPLEMENTARY NOTES, SEPARATE INCOME STATEMENT, SEPARATE COMPREHENSIVE INCOME STATEMENT, SEPARATE STATEMENT OF FINANCIAL POSITION, SEPARATE CASH FLOW STATEMENT, INFORMATIVE SUMMARY AND ADDITIONAL INFORMATION TO THE NOTES TO FINANCIAL STATEMENTS – SECTION 12, CHAPTER III, TITLE IV OF THE ARGENTINE SECURITIES COMMISSION REGULATIONS (N.T. 2013) FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2020. Mr. Osvaldo RECA asks Mr. Juan Avigliano to present the topic. Mr. Juan Avigliano takes the floor and informs that the Board of Directors must consider and approve the Consolidated Income Statement and Comprehensive Income Statement, Consolidated Statement of Financial Position, Consolidated Statement of Changes in Shareholders’ Equity, Consolidated Cash Flow Statement, Complementary Notes, Separate Income Statement, Separate Comprehensive Income Statement, Separate Statement of Financial Position, Separate Cash Flow Statement, Informative Summary and Additional Information to the Notes to Financial Statements – Section 12, Chapter III, Title IV of the Argentine Securities Commission Regulations (N.T. 2013) for the nine-month period ended September 30, 2020, which documentation was provided to the Directors well in advance. After a short debate and after acknowledging the Statutory Audit Committee report and the reports by the Independent Auditors, the members of the Board of Directors unanimously approve the Consolidated Income Statement and Comprehensive Income Statement, Consolidated Statement of Financial Position, Consolidated Statement of Changes in Shareholders’ Equity, Consolidated Cash Flow Statement, Complementary Notes, Separate Income Statement, Separate Comprehensive Income Statement, Separate Statement of Financial Position, Separate Cash Flow Statement, Informative Summary and Additional Information to the Notes to Financial Statements – Section 12, Chapter III, Title IV, of the Argentine Securities Commission Regulations (N.T. 2013) for the nine-month period ended September 30, 2020. Mr. Osvaldo RECA remains on the floor and informs to the people present about the compliance status with the General Resolution No. 611/12 of the Argentine Securities Commission. In that sense, Mr. Osvaldo RECA informs that the Company is aware of the Reconciliation between the Professional Accounting Standards (NCP for its acronym in Spanish) and the International Financing Reporting Standards (IFRS) (the “Standards”), which apply to the investments that the Company keeps with Termoeléctrica Manuel Belgrano S.A., Termoeléctrica José de San Martín S.A., Central Vuelta de Obligado S.A., Transportadora de Gas del Mercosur S.A, CP Renovables S.A., Central Aimé Painé S.A., Vientos La Genoveva S.A.U, Vientos La Genoveva II S.A.U. and Proener S.A.U., all companies which are periodically monitored by the Company, therefore, it can be concluded that all significant items with a different treatment from the Standards have been considered in the Reconciliation, therefore the Board of Directors of the Company unanimously approves the Reconciliation thereof.(…) There being no further business to transact, the meeting is adjourned at 12.20 p.m.